Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Cullen/Frost Bankers, Inc. for the registration of debt securities, preferred stock, depositary shares, common stock, and warrants and to the incorporation by reference therein of our reports dated February 4, 2016, with respect to the consolidated financial statements of Cullen/Frost Bankers, Inc., and the effectiveness of internal control over financial reporting of Cullen/Frost Bankers, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, Texas

December 8, 2016